Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES | DEPOSITS | CERTIFICATES

Buffer Notes Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	Based Upon the iShares® Dow Jones U.S. Real Estate Index Fund due September 26, 2011 $10.00 per Note

OFFERING SUMMARY

(Related to the Preliminary Pricing Supplement No. 2010-MTNDD500 Subject to Completion, Dated March 2, 2010, Prospectus Supplement, Dated February 18, 2009 and Prospectus, Dated February 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

March 2, 2010

2 |	Buffer Notes

Buffer Notes

Based Upon the iShares® Dow Jones Real Estate Index Fund due September 26, 2011

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering before making your decision to invest in the Notes.

You may access the preliminary pricing supplement relating to this offering by reviewing our filings for March 2, 2010 on the SEC Web site at www.sec.gov and the prospectus supplement and prospectus on the SEC Web site as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

■	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

■	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

Overview of the Notes

The Buffer Notes Based Upon the iShares® Dow Jones Real Estate Index Fund due September 26, 2011 (the “Notes”), are exchange-traded fund linked notes that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of the shares of the iShares® Dow Jones Real Estate Index Fund (which we refer to as the “Underlying Equity”) during the term of the Notes, subject to a maximum total return, while also providing protection against a decline of 15% or less in the price of the Underlying Equity and a limited buffer against a decline of more than 15% in the price of the Underlying Equity. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately 1.5 years and are issued by Citigroup Funding Inc. Some key characteristics of the Notes include:

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Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive for each Note you hold a payment that may be greater than, equal to or less than your initial investment in the Notes, based on the percentage change in the price of the Underlying Equity from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing price of the Underlying Equity from the Pricing Date to the Valuation Date as the “Return Percentage.” If the closing price of the Underlying Equity on the Valuation Date (which we refer to as the

“Final Price”) is greater than the closing price of the Underlying Equity on the Pricing Date (which we refer to as the “Initial Price”), at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the Return Percentage and (iii) 150%, subject to a maximum total return on the Notes of approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Final Price is less than or equal to 100% of the Initial Price but greater than or equal to 85% of the Initial Price, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Final Price is less than 85% of the Initial Price (representing a decrease of more than 15% from the Initial Price), at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the sum of (a) the Return Percentage (which will be negative) and (b) 15%. Thus, if the Final Price is less than 85% of the Initial Price (regardless of the price of the Underlying Equity at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 15% of your initial investment in the Notes. Because

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the maximum total return over the term of the Notes is limited to approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $11.80 to $12.20 per Note (to be determined on the Pricing Date).

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No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest on the Notes. You will also not receive any dividend payments or other distributions, if any, made on the Underlying Equity or on the securities included in the Dow Jones U.S. Real Estate Index.

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No Principal Protection. While the Notes provide limited protection against the decline in the price of the Underlying Equity, the Notes are not principal protected. If the Final Price is less than 85% of the Initial Price, the maturity payment you will receive will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) the $10 principal amount per Note and (ii) the sum of (a) the Return Percentage (which will be negative) and (b) 15%. Thus, if the Final Price is less than 85% of the Initial Price (regardless of the price of the Underlying Equity at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The iShares® Dow Jones U.S. Real Estate Index Fund is not involved in any way in this offering and has no obligations relating the notes or to holders of the notes. The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality.

Types of Investors

The Notes may be an attractive investment for the following types of investors:

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Investors looking for potential enhanced upside exposure to the Underlying Equity, subject to a maximum total return on the Notes of approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes

■	Investors willing to accept downside exposure to the Underlying Equity with limited protection

■	Investors who seek to add an exchange traded fund linked investment to diversify their underlying asset class exposure

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.200 for each Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $0.200 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.200 from this underwriting fee for each Note they sell.

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Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Buffer Notes Based Upon the iShares® Dow Jones Real Estate Index Fund due September 26, 2011
Underlying Equity:	Shares of the iShares® Dow Jones Real Estate Index Fund (NYSE Arca: “IYR”)
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because 85% of the Stated Principal Amount of the Notes are at risk, you may receive a Payment at Maturity with a value less than the Stated Principal Amount of your initial investment.
Principal Protection:	None
Buffer Amount:	15%
Pricing Date:	March , 2010 (expected to price on or about March 24, 2010, or if such day is not a scheduled Trading Day, the next succeeding scheduled Trading Day)
Original Issue Date:	March , 2010 (three Business Days after the Pricing Date)
Valuation Date:	September 21, 2011, subject to postponement for non-Trading Days and certain Market Disruption Events
Maturity Date:	September 26, 2011
Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a market disruption event) on the New York Stock Exchange, NYSE Alternext US, NASDAQ, the Chicago Mercantile Exchange and the and the Chicago Board of Options Exchange, and in the over-the-counter market for equity securities in the United States, or if the Underlying Equity is traded on one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for the Underlying Equity.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Stated Principal Amount:	$10 per Note
Issue Price:	$10 per Note
Coupon:	None
Payment at Maturity:	For each $10 Note, $10 plus a Note Return Amount, which may be positive, zero or negative
Note Return Amount:

If the Return Percentage is positive, the Note Return Amount will be positive and will equal:

$10 x Return Percentage x Upside Participation Rate,

subject to the maximum total return on the note.

The Upside Participation Rate will equal approximately 150%. Because the maximum total return on the Notes is limited to approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed approximately $11.80 to $12.20 (to be determined on the Pricing Date) per Note.

If the Return Percentage is 0%, or less than 0% but equal to or greater than –15%, the Note Return Amount will be zero.

If the Return Percentage is less than –15%, the Note Return Amount will be negative and will equal:

$10 x (Return Percentage + 15%).

Thus, if the price of the Underlying Equity decreases by more than 15%, the Return Percentage and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1.50 per $10 Note.

Return Percentage:	The Return Percentage will equal the following fraction, expressed as a percentage: Final Price – Initial Price Initial Price
Initial Price:	The closing price of one share of the Underlying Equity on the Pricing Date
Final Price:	The closing price of one share of the Underlying Equity on the Valuation Date
Upside Participation Rate:	150%
Listing:	The Notes will not be listed on any securities exchange.
Minimum Payment at Maturity:	$1.50 per Note (15% of the Stated Principal Amount)
Maximum Payment at Maturity:	$11.80 to $12.20 per Note (118% to 122% of the Stated Principal Amount). The actual Maximum Payment at Maturity will be determined on the Pricing Date.

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Underwriting Discount (including the Sales Commission described below) and Issue Price:		Per Note	Total
	Public Offering Price:	$10.000	$
	Underwriting Discount:	$0.200	$
	Proceeds to Citigroup Funding Inc.:	$9.800	$

Sales Commission Earned:	$0.200 per Note for each Note sold by a Citigroup Global Markets Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:	17314V460
ISIN:	US17314V4602

Benefits of the Notes

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Limited Enhanced Participation in any Appreciation of the Underlying Equity. The return on the Notes, if any, is based upon the performance of the Underlying Equity. If the Final Price exceeds the Initial Price, your participation in the appreciation of the Underlying Equity will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■	Limited Buffer Against Loss. At maturity you will receive your original investment in the Notes even if the Final Price has declined from the Initial Price, as long as the Final Price is not less than 85% of the Initial Price. In this case, you will not suffer the same loss that a direct investment in the Underlying Equity would produce. However, if the Final Price is less than 85% of the Initial Price, the amount you receive at maturity will be less than your initial investment in the Notes.

■	Diversification. The Notes are linked to the Underlying Equity and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the preliminary pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

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Potential for Loss. The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the price of the Underlying Equity from the Pricing Date to the Valuation Date. If the Final Price of the Underlying Equity is less than 85% of its Initial Price, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the price of the Underlying Equity exceeded its Initial Price at one or more times over the term of the Notes.

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Appreciation is Limited. The maximum total return on the Notes will be limited to approximately 18% to 22% (approximately 12% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Final Price exceeds the Initial Price by more than approximately 18% to 22% (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in Underlying Equity or in a similar security that is directly linked to the appreciation of the Underlying Equity and not subject to a maximum return. (See the examples under “Hypothetical Maturity Payments” below).

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No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the Underlying Equity or on the stocks included in the Dow Jones U.S. Real Estate Index.

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Citigroup Inc. Credit Risk, Credit Ratings and Credit Spreads. Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes, to pay all amounts due on the Notes at maturity, and, therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any actual or

6 |	Buffer Notes

anticipated decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the Notes.

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Potential for a Lower Comparative Yield. Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Final Price of the Underlying Equity does not increase sufficiently from its Initial Price, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

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Investing in the Notes Exposes Investors to Risks Which Are Especially Significant in the Real Estate Industry. The Notes are subject to certain risks applicable to the real estate industry. The iShares® Dow Jones U.S. Real Estate Index Fund invests in companies that invest in real estate, primarily REITS or real estate holding companies, which exposes the Notes to the risks of owning real estate directly as well as to risks that relate specifically to the way in which real estate companies are organized and operated. Real estate is highly sensitive to general and local economic conditions and developments and is characterized by intense competition and periodic overbuilding. The United States real estate market has recently suffered a period of extraordinary declines, and we can give you no assurance that such declines will not continue or worsen. Specific risks especially relevant to investment in the real estate industry include interest rate risk, leverage risk, property risk, management risk, liquidity risk, concentration risk, U.S. tax risk and regulatory risk. Any of these risks could adversely impact the value of the Notes.

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The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May Be Limited. The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. Citigroup Global Markets may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

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The Antidilution Adjustments the Calculation Agent Is Required to Make Do Not Cover Every Event That Could Affect the Underlying Equity. Citigroup Global Markets, as Calculation Agent, will adjust the amount payable at maturity for certain events affecting the Underlying Equity. However, the Calculation Agent will not make an adjustment for every event that could affect the Underlying Equity. If an event occurs that does not require the Calculation Agent to adjust the amount payable at maturity, the market price of the Notes may be materially and adversely affected.

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The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Dow Jones U.S. Real Estate Index, interest rates, the earnings performance of the issuers of the stocks included in the Dow Jones U.S. Real Estate Index, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

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Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the Underlying Equity and the stocks composing the Dow Jones U.S. Real Estate Index and other instruments linked to the Dow Jones U.S. Real Estate Index, such as options, swaps or futures, based upon the Underlying Equity or the stocks included in the Dow Jones U.S. Real Estate Index, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

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Investing in the Notes Is Not Equivalent to Investing in the Underlying Equity or the Dow Jones U.S. Real Estate Index. Investing in the Notes is not equivalent to investing in the Underlying Equity or the stocks (primarily REITS) that constitute the Dow Jones U.S. Real Estate Index. Investors in the Notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlying Equity or the stocks that constitute the Dow Jones U.S. Real Estate Index.

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Adjustments to the Underlying Equity or to the Dow Jones U.S. Real Estate Index Could Adversely Affect the Value of the Notes. The investment adviser to the iShares® Dow Jones U.S. Real Estate Index Fund, BlackRock Fund Advisors (the “Investment Adviser”), seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real Estate Index. Pursuant to its investment strategy or otherwise, the Investment Adviser may add, delete or substitute the stocks composing the iShares® Dow Jones U.S. Real Estate Index Fund. Any of these actions could adversely affect the price of the shares and, consequently, the value of the Notes. Dow Jones & Company, Inc. (“Dow Jones”) is responsible for calculating and maintaining the Dow Jones U.S. Real Estate Index. Dow Jones may add, delete or substitute the stocks constituting the Dow Jones U.S. Real Estate Index or make other methodological changes that could change the value of the Dow Jones U.S. Real Estate Index. Dow Jones may discontinue or suspend calculation or publication of the Dow Jones U.S. Real Estate Index at any time. In these circumstances, the Calculation Agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Dow Jones U.S. Real Estate Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.

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The Underlying Equity and the Dow Jones U.S. Real Estate Index Are Different. The performance of the iShares® Dow Jones U.S. Real Estate Index Fund may not exactly replicate the performance of the Dow Jones U.S. Real Estate Index because the iShares® Dow Jones U.S. Real Estate Index Fund will reflect transaction costs and fees that are not included in the calculation of the Dow Jones U.S. Real Estate Index. It is also possible that the iShares® Dow Jones U.S. Real Estate Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Dow Jones U.S. Real Estate Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund, differences in trading hours between the iShares® Dow Jones U.S. Real Estate Index Fund and the Dow Jones U.S. Real Estate Index or due to other circumstances. The Investment Adviser may invest up to 10% of the iShares® Dow Jones U.S. Real Estate Index Fund’s assets in securities not included in the Dow Jones U.S. Real Estate Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of other iShares® funds.

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The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors. Several factors will influence the value of the Notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the Notes in the secondary market. We expect that generally the price of the Underlying Equity on any day will affect the value of the Notes more than any other single factor. However, because the payout on the Notes is not directly correlated to the price of the Underlying Equity, the Notes will trade differently from the Underlying Equity. Other factors that may influence the value of the Notes include:

■	the trading price and volatility (frequency and magnitude of changes in value) of the Underlying Equity,

■	dividend rates on the Underlying Equity and on the stocks composing the Dow Jones U.S. Real Estate Index,

■	interest and yield rates in the market,

■	time remaining until the Notes mature,

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geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying Equity, the real estate market or equities markets generally and which may affect the Final Price,

■	the occurrence of certain events affecting the Underlying Equity that may or may not require an antidilution adjustment, and

■	any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Funding and/or Citigroup Inc.

The price of the Underlying Equity may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen. See “Historical Data on the iShares® Dow Jones Real Estate Index Fund” on page 12. You may receive less, and possibly significantly less, than the Stated Principal Amount per Note if you try to sell your Notes prior to maturity.

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The U.S. federal income tax consequences of an investment in the Notes are unclear. There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS

8 |	Buffer Notes

or a court might not agree with the treatment of the Notes as prepaid forward contracts, as described below under “Certain United States Federal Tax Considerations.” If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of ownership and disposition of the Notes might be affected materially and adversely. As described below under “Certain United States Federal Tax Considerations,” even if the treatment of the Notes as prepaid forward contracts is respected, the Notes could be treated as “constructive ownership transactions.” In that case, all or a portion of any long-term capital gain U.S. Holders would otherwise recognize on a sale, exchange or retirement of the Notes could be recharacterized as ordinary income, in which case an interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period they held the securities. In addition, in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the Notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying preliminary pricing supplement entitled “Certain United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Certain United States Federal Tax Considerations

Prospective investors should note that the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Each holder, by purchasing the Notes, agrees to treat them as prepaid forward contracts for U.S. federal income tax purposes. There is uncertainty regarding this treatment, and the IRS or a court might not agree with it.

Assuming this treatment of the Notes is respected and subject to the discussion in “Certain United States Federal Tax Considerations” in the accompanying preliminary pricing supplement, the following U.S. federal income tax consequences should result based on current law:

■	A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale or exchange.

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Upon sale, exchange or settlement of the Notes at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Notes. Subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (“the Code”), any gain or loss recognized upon sale, exchange or settlement of a Note should be long-term capital gain or loss if the investor has held the Notes for more than one year.

Even if the treatment of the Notes as prepaid forward contracts is respected, the Notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain U.S. Holders would otherwise recognize on a sale, exchange or retirement of the Notes would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” (which, although the matter is unclear, may equal the amount of long-term capital gain they would have recognized if on the issue date they had invested the face amount of their Notes in the Underlying Equity and sold those shares for their fair market value on the date their Notes are sold, exchanged or retired.) Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period the U.S. Holders held the Notes, and they would be subject to an interest charge with respect to the deemed tax liability on the income treated as accruing in prior tax years. U.S. investors should read the section of the accompanying preliminary pricing supplement called “Certain United States Federal Tax Considerations–Possible Application of the ‘Constructive Ownership’ Rules” for additional information and consult their tax advisers regarding the potential application of the “constructive ownership” regime.

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Under current law, Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax with respect to amounts received on the sale, exchange or retirement of the Notes. Special rules apply to Non-U.S. Holders who are present in the United States for 183 days or more in a taxable year or whose gain on the Notes is effectively connected with a U.S. trade or business.

In 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may well include the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the Notes should read the discussion under “Certain United States Federal Tax Considerations” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments, the potential application of the constructive ownership regime, the issues presented by the 2007 notice, and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Information about the iShares® Dow Jones Real Estate Index Fund

Description of the iShares® Dow Jones Real Estate Index Fund

The iShares® Dow Jones U.S. Real Estate Index Fund is an exchange-traded fund managed by iShares®, a registered investment company. iShares® consists of numerous separate investment portfolios, including the iShares® Dow Jones U.S. Real Estate Index Fund. BlackRock Fund Advisors (“BFA”) is the investment adviser to the fund. The fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the real estate sector of the U.S. equity market, as represented by the Dow Jones U.S. Real Estate Index. The fund’s investment objective and the underlying index may be changed without shareholder approval. Shares of the fund trade on NYSE Arca, Inc. under the ticker symbol IYR. The fund is registered as part of the iShares® Trust, a registered investment company. Information provided to or filed with the Commission by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-92935 and 811-09729, respectively, through the Commission’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

This document relates only to the Notes offered hereby and does not relate to the Underlying Equity. We have derived all disclosures contained in this document regarding iShares® from the publicly available documents described in the preceding paragraph. In connection with the offering of the Notes, neither we nor the underwriter has participated in the preparation of such documents or made any due diligence inquiry with respect to iShares®. Neither we nor the underwriter makes any representation that such publicly available documents or any other publicly available information regarding iShares® is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Equity (and therefore the price of the Underlying Equity at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning iShares® could affect the value received at maturity with respect to the Notes and therefore the trading price of the Notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Equity.

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We and/or our affiliates may presently or from time to time engage in business with iShares®. In the course of such business, we and/or our affiliates may acquire non-public information with respect to iShares®, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Equity. The statements in the preceding two sentences are not intended to affect the rights of investors in the Notes under the securities laws. As a purchaser of the Notes, you should undertake an independent investigation of iShares® as in your judgment is appropriate to make an informed decision with respect to an investment in the Underlying Equity.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BIT”). The Notes are not sponsored, endorsed, sold, or promoted by BIT. BIT makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BIT has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Description of the Dow Jones U.S. Real Estate Index

The Dow Jones U.S. Real Estate Index attempts to measure the performance of the real estate sector of the United States equity market and primarily includes companies in the real estate investment trusts (“REITS”) industry, as well as companies in the real estate holding and development industry. REITS are passive investment vehicles that invest primarily in income-producing real estate or real estate related loans and interests. The Dow Jones U.S. Real Estate Index is sponsored by Dow Jones, an organization independent of the iShares® Dow Jones U.S. Real Estate Index Fund and BFA. Dow Jones determines the relative weightings of the securities in the Dow Jones U.S. Real Estate Index and publishes information regarding the market value of the Dow Jones U.S. Real Estate Index.

The Dow Jones U.S. Real Estate Index is one of the 19 supersector indices that make up the Dow Jones U.S. IndexSM (formerly known as the Dow Jones U.S. Total

Market IndexSM). The Dow Jones U.S. IndexSM is part of the Dow Jones World IndexSM. It is a market capitalization-weighted index in which only the shares of each company that are readily available to investors—the “float”—are counted.

Methodology of the Dow Jones U.S. Real Estate Index

Index component candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as “when-issued” shares, are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITS also are eligible. Multiple classes of shares are included if each issue, on its own merit, meets the other eligibility criteria. Securities that have had more than ten nontrading days during the past quarter are excluded. Stocks in the top 95% of the index universe by free-float market capitalization are selected as components of the Dow Jones U.S. IndexSM, skipping stocks that fall within the bottom 1% of the universe by free-float market capitalization and within the bottom .01% of the universe by turnover. To be included in the Dow Jones U.S. Real Estate Index, the issuer of the component securities must be classified in the Real Estate Sector of industry classifications as maintained by the Industry Classification Benchmark (“ICB”).

The Dow Jones U.S. Real Estate Index is reviewed by Dow Jones on a quarterly basis. Shares outstanding totals for component stocks are updated during the quarterly review. However, if the number of outstanding shares for an index component changes by more than 10% due to a corporate action, the shares total will be adjusted immediately after the close of trading on the date of the event. Whenever possible, Dow Jones will announce the change at least two business days prior to its implementation. Changes in shares outstanding due to stock dividends, splits and other corporate actions also are adjusted immediately after the close of trading on the day they become effective. Quarterly reviews are implemented during March, June, September and December. Both component changes and share changes become effective at the opening on the first Monday after the third Friday of the review month. Changes to the Dow Jones U.S. Real Estate Index are implemented after the official closing values have been established. All adjustments are made before the start of the next trading day. Constituent changes that result from the periodic review will be announced at least two business days prior to the implementation date.

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In addition to the scheduled quarterly review, the Dow Jones U.S. Real Estate Index is reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the index components will be announced at least two business days prior to their implementation date. In the event that a component no longer meets the eligibility requirements, it will be removed from the index.

Background on the ICB

ICB, a joint classification system launched by FTSE Group and Dow Jones Indexes offers broad, global coverage of companies and securities and classifies them based on revenue, not earnings. ICB classifies the component stocks into groups of 10 industries, 19 supersectors, 41 sectors and 114 subsectors. The Real Estate Sector is composed of two subsectors. The Real Estate Investment and Services subsector consists of companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies, and that provide services to real estate companies. This subsector excludes REITS and similar entities. The Real Estate Investment Trusts subsector consists of real estate investment trusts or corporations and listed property trusts.

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Historical Data on the iShares® Dow Jones Real Estate Index Fund

The following table sets forth the published high and low closing prices as well as the end-of-quarter closing prices of the Underlying Equity for each quarter in the period from January 3, 2005 through March 1, 2010. The closing price of the Underlying Equity on March 1, 2010 was $46.27. We obtained the information below from

Bloomberg Financial Markets, without independent verification. You should not take the historical prices of the Underlying Equity as an indication of future performance, and no assurance can be given as to the price of the Underlying Equity on the Valuation Date.

iShares® Dow Jones U.S. Real Estate Index Fund (CUSIP 464287739)	High	Low	Period End
2005
First Quarter	59.78	54.57	55.13
Second Quarter	63.91	54.81	62.45
Third Quarter	67.10	61.26	63.22
Fourth Quarter	65.42	58.28	63.23
2006
First Quarter	73.80	64.66	72.75
Second Quarter	71.46	66.60	70.72
Third Quarter	77.57	70.75	76.65
Fourth Quarter	86.29	76.55	83.71
2007
First Quarter	94.71	82.34	85.27
Second Quarter	87.77	76.86	77.20
Third Quarter	80.25	67.79	76.57
Fourth Quarter	80.85	65.00	65.70
2008
First Quarter	68.22	59.02	65.10
Second Quarter	71.65	60.95	60.95
Third Quarter	67.20	56.34	61.95
Fourth Quarter	61.17	25.40	37.23
2009
First Quarter	37.26	22.21	25.46
Second Quarter	35.55	25.30	32.34
Third Quarter	45.04	29.88	42.66
Fourth Quarter	47.44	39.63	45.92
2010
First Quarter (through March 1, 2010)	46.59	42.45	46.27

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Historical Graph

The following graph illustrates the historical performance of the Underlying Equity based on the daily closing prices of the Underlying Equity from January 3, 2005 to March 1, 2010. Past performance of the Underlying Equity is not indicative of future closing prices.

License Agreement

“iShares®” is a registered trademark of BlackRock Institutional Trust Company, N.A. “Dow Jones” is a servicemark of Dow Jones & Company, Inc and has been licensed for use by Citigroup Funding. The iShares® Dow

Jones U.S. Real Estate Index Fund and the Dow Jones U.S. Real Estate IndexSM are described under “Description of the iShares® Dow Jones U.S. Real Estate Index Fund” in this offering summary.

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Final Prices of the Underlying Equity. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the Initial Price, Final Price, Upside Participation Rate and maximum total return. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $10.00 per Note

■	Initial Price: $45.00

■	Upside Participation Rate: 150%

■	Buffer Amount: 15%

■	Annualized dividend yield of the Underlying Equity: 4.00%

■	Maturity: 1.5 years

■	Maximum Total Return: 20% (13.33% per annum on a simple interest basis)

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Table of Hypothetical Payments at Maturity

Hypothetical Final Price	Hypothetical Return Percentage	Hypothetical Total Return on the Underlying Equity(1)(2)	Hypothetical Total Return on the Notes	Hypothetical Per Annum Return on the Notes	Hypothetical Note Return Amount	Hypothetical Maturity Payment
$0.00	-100.00%	-94.00%	-85.00%	-56.67%	-$8.50	$1.50
$22.50	-50.00%	-44.00%	-35.00%	-23.33%	-$3.50	$6.50
$27.00	-40.00%	-34.00%	-25.00%	-16.67%	-$2.50	$7.50
$31.50	-30.00%	-24.00%	-15.00%	-10.00%	-$1.50	$8.50
$36.00	-20.00%	-14.00%	-5.00%	-3.33%	-$0.50	$9.50
$37.13	-17.50%	-11.50%	-2.50%	-1.67%	-$0.25	$9.75
$38.25	-15.00%	-9.00%	0.00%	0.00%	$0.00	$10.00
$39.38	-12.50%	-6.50%	0.00%	0.00%	$0.00	$10.00
$40.50	-10.00%	-4.00%	0.00%	0.00%	$0.00	$10.00
$41.63	-7.50%	-1.50%	0.00%	0.00%	$0.00	$10.00
$42.75	-5.00%	1.00%	0.00%	0.00%	$0.00	$10.00
$43.88	-2.50%	3.50%	0.00%	0.00%	$0.00	$10.00
$45.00	0.00%	6.00%	0.00%	0.00%	$0.00	$10.00
$46.13	2.50%	8.50%	3.75%	2.50%	$0.37	$10.38
$47.25	5.00%	11.00%	7.50%	5.00%	$0.75	$10.75
$48.38	7.50%	13.50%	11.25%	7.50%	$1.13	$11.13
$49.50	10.00%	16.00%	15.00%	10.00%	$1.50	$11.50
$50.63	12.50%	18.50%	18.75%	12.50%	$1.88	$11.88
$51.75	15.00%	21.00%	20.00%	13.33%	$2.00	$12.00
$52.88	17.50%	23.50%	20.00%	13.33%	$2.00	$12.00
$54.00	20.00%	26.00%	20.00%	13.33%	$2.00	$12.00
$58.50	30.00%	36.00%	20.00%	13.33%	$2.00	$12.00
$63.00	40.00%	46.00%	20.00%	13.33%	$2.00	$12.00
$67.50	50.00%	56.00%	20.00%	13.33%	$2.00	$12.00
$90.00	100.00%	106.00%	20.00%	13.33%	$2.00	$12.00

(1)	Assumes the dividend yield on the Underlying Equity is not compounded annually and not re-invested.
(2)	The Notes are not entitled to, nor will the Return Percentage take into account, any dividends on the Underlying Equity.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

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Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (             Notes) at $9.80 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a selling concession of $0.200 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of $0.200 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.200 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong

Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

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should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

Additional Considerations

If the Final Price is not available on the Valuation Date, the Calculation Agent may determine the Final Price in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. In addition, if the Dow Jones U.S. Real Estate Index is discontinued, the Calculation Agent may determine the Final Price by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Payment at Maturity” and “—Discontinuance of the iShares® Dow Jones U.S. Real Estate Index Fund and/or the Dow Jones U.S. Real Estate Index; Alteration of Method of Calculation” in the preliminary pricing supplement related to this offering for more information.

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Notes

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Notes

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Notes

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2010 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.